Registration No. 333-
As filed with the Securities and Exchange Commission on December 17, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its charter)

LATIN AMERICAN EXPORT BANK

(Translation of Registrant’s name into English)

Republic of Panama	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Calle 50 y Aquilino de la Guardia
Apartado 6-1497
El Dorado, Panama City
Republic of Panama
507-210-8500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Pedro Toll
Banco Latinoamericano de Exportaciones, S.A.
708 Third Avenue, 16th Floor
New York, New York 10017
(212) 840-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laurence E. Cranch, Esq.	Leslie N. Silverman, Esq.
Clifford Chance US LLP	Cleary, Gottlieb, Steen & Hamilton
200 Park Avenue	One Liberty Plaza
New York, New York 10166	New York, New York 10006
(212) 878-8000	(212) 225-2000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the registration statement becomes effective.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.   ☐

Calculation of Registration Fee

			Proposed
		Proposed maximum	Maximum
Title of each class of	Amount to be	offering price	Aggregate	Amount of
securities to be registered	registered	per unit(1)	offering price(1)	registration fee

Class B Common Stock, no par value(2) (3)	6,470,588	US 4.25	US 27,499,999	US 2,530
Class E Common Stock, no par value(2) (3)	14,705,883	4.25	62,500,003	5,750
Class E Common Stock, no par value(4)	6,470,588	0	0	0

(1)	Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), on the basis of the average of the high and low prices of Registrant’s Class E Common Stock as reported on the New York Stock Exchange on December 12, 2002.

(2)	Some or all of which are being registered for resale from time to time during the 40-day Regulation S restricted period, at varying prices, by purchasers in a simultaneous offering outside the United States pursuant to Regulation S.

(3)	Includes shares that may be issued through the exercise of the Over-Subscription Privilege described in the Prospectus included in this Registration Statement.

(4)	Consists of shares of Class E Common Stock into which shares of Class B Common Stock offered hereby may be converted. No registration fee required pursuant to Rule 457(i).

     The registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

CERTAIN DEFINED TERMS
PROSPECTUS SUMMARY
RISK FACTORS
THE COMPANY
RECENT DEVELOPMENTS
THE OFFER
USE OF PROCEEDS
CAPITALIZATION AND INDEBTEDNESS
THE OFFER AND LISTING
Markets and Price Range of Common Stock
Plan of Distribution
Expenses of the Issue
DESCRIPTION OF SECURITIES
SHARES ELIGIBLE FOR FUTURE SALE
ADDITIONAL INFORMATION
Share Capital
Memorandum And Articles Of Association
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
FORWARD LOOKING STATEMENTS
ENFORCEABILITY OF CIVIL LIABILITIES
LEGAL MATTERS
EXPERTS

     The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 17, 2002

PRELIMINARY PROSPECTUS

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

6,470,588 SHARES OF CLASS B COMMON STOCK
14,705,883 SHARES OF CLASS E COMMON STOCK

Issuable Upon Exercise of Non-Transferable
Rights to Subscribe for Shares of Common Stock

     We are issuing to our common shareholders of record, or Record Date Shareholders, as of the close of business on           , 2003, which is the Record Date, non-transferable Rights entitling the Rights holders to subscribe for up to an aggregate of 29,411,765 Shares of our Common Stock. The rights offering we are making is called the Offer in this Prospectus. We have three classes of Common Stock, Class A Shares, Class B Shares, and Class E Shares. As the holder of shares of one of these three classes, you will receive Rights to purchase Shares of that class only. As a Record Date Shareholder, you will receive      Rights for each share of Common Stock held by you on the Record Date, and if you fully exercise your Rights, you will be entitled to subscribe for additional Shares of the class to which your Rights relate as part of the Over-Subscription Privilege described in this Prospectus. The Rights entitle you to acquire at the Subscription Price (as defined below) one Share of the class to which the Rights relate for each whole Right you receive. The number of Rights issued to you will be rounded up to the nearest whole number. Fractional Shares will not be issued upon the exercise of the Rights. The Rights are non-transferable and will not be admitted for trading on the New York Stock Exchange, or the NYSE, or any other exchange. The Class E Shares are listed for trading on the NYSE under the symbol BLX, but the Class A and Class B Shares are not listed for trading on any stock exchange and there is no active trading market for those shares, although the Class B Shares are freely convertible into Class E Shares. On           , 2003, the last reported sale price of a Class E Share on the NYSE was $          per share. THE SUBSCRIPTION PRICE PER SHARE WILL BE THE LOWEST OF THE THREE AVERAGES OF THE LAST REPORTED SALES PRICE OF A CLASS E SHARE ON THE NYSE FOR THREE PERIODS CONSISTING OF 90, 30 AND 10 TRADING DAYS, RESPECTIVELY, EACH ENDING ON THE EXPIRATION DATE.

     The sale of any Shares in the Offer is conditioned on the receipt by us of aggregate Share sale proceeds of at least $100 million. A group of existing Class A and Class B shareholders, and a small number of other institutions including multilateral organizations and development banks, which we refer to as the Core Support Group, have made commitments to us to purchase for investment at the Subscription Price up to $          of Shares to the extent that Record Date Shareholders do not subscribe for all of the Shares offered in the Offer. These commitments, however, have not yet been formalized through binding agreements and are expected to be subject to a number of conditions which vary among the Core Support Group members. Therefore, we cannot assure you that we will be successful in reaching the minimum level of $100 million proceeds required to sell any Shares in the Offer. We also expect that certain of our officers and directors will purchase at the Subscription Price a portion of any Shares not purchased by Record Date Shareholders in the Offer.

     Shares issued by us to Class A shareholders, Class B shareholders that are non-U.S. persons and Core Support Group members (some of whom are Record Date Shareholders) are being offered and sold outside the United States in reliance on Regulation S under the Securities Act, but may be resold during the 40-day Regulation S restricted period by Core Support Group members using this Prospectus.

     THE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON           , 2003 UNLESS WE EXTEND THE OFFER AS DESCRIBED IN THIS PROSPECTUS.

     For additional information regarding the Offer, contact      , the Information Agent for the Offer at           .

     See “Risk Factors” beginning on page 12 to read about certain factors you should consider before investing in our Shares of Common Stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We expect to deliver the new shares issued pursuant to the Offer on or as soon as practicable after           , 2003.

     As a result of the terms of the Offer, if you do not fully exercise your Rights, you will, upon the completion of the Offer, own a smaller proportional interest in us than you owned prior to the Offer. In addition, because the Subscription Price per share is expected to be less than the then book value per share, the Offer will result in an immediate dilution of the book value per share for your Shares. We cannot currently determine the amount of this dilution, which could be substantial, because we do not know how many Shares will be subscribed for, what the book value of our shares will be on the expiration date of the Offer or what the Subscription Price will be. You will experience a decrease in the book value per share of your shares whether you exercise all or any portion of your Rights.

Soliciting Dealers

BNP Paribas Securities Corp.	Deutsche Bank Securities

The date of this Prospectus is           , 2003.

CERTAIN DEFINED TERMS	6
PROSPECTUS SUMMARY	7
RISK FACTORS	12
THE COMPANY	18
RECENT DEVELOPMENTS	19
THE OFFER	19
USE OF PROCEEDS	25
CAPITALIZATION AND INDEBTEDNESS	26
THE OFFER AND LISTING	27
Markets and Price Range of Common Stock	27
Plan of Distribution	28
Expenses of the Issue	28
DESCRIPTION OF SECURITIES	29
SHARES ELIGIBLE FOR FUTURE SALE	32
ADDITIONAL INFORMATION	32
Share Capital	32
Memorandum And Articles Of Association	33
WHERE YOU CAN FIND MORE INFORMATION	33
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	34
FORWARD LOOKING STATEMENTS	35
ENFORCEABILITY OF CIVIL LIABILITIES	35
LEGAL MATTERS	36
EXPERTS	36

     The Shares we are offering have not been registered with the National Securities Commission of Panama and cannot be offered to the public in Panama in a primary offering. This Prospectus does not constitute a primary public offering of the Shares in Panama.

     You should rely only on the information contained in this Prospectus, including information incorporated by reference. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The Shares are being sold only in jurisdictions where sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus (or, as to any document incorporated by reference, the date of such document).

CERTAIN DEFINED TERMS

     Unless indicated otherwise, the terms “BLADEX,” “we,” “our,” “our company” and “us” refer to Banco Latinoamericano de Exportaciones, S.A. The term “Panama” refers to the Republic of Panama and the term “Panamanian Government” refers to the government of Panama.

PROSPECTUS SUMMARY

     The following is qualified in its entirety by the detailed information included in other sections of this Prospectus.

THE OFFER

Terms of the Offer

     We are issuing to our common shareholders of record, or Record Date Shareholders, as of the close of business on           , 2003, which is the Record Date, non-transferable Rights, entitling the holders thereof to subscribe for up to an aggregate of 29,411,765 Shares of our Common Stock. The rights offering we are making is called the Offer in this Prospectus. We have three classes of Common Stock, Class A Shares, Class B Shares, and Class E Shares. As the holder of shares of one of these three classes, you will receive Rights to purchase Shares of that class only. As a Record Date Shareholder, you will receive      Rights for each share of Common Stock held by you on the Record Date, and if you fully exercise your Rights, you will be entitled to subscribe for additional Shares of the class to which your Rights relate as part of the Over-Subscription Privilege described in this Prospectus. The number of Rights issued to you will be rounded up to the nearest whole number. Fractional Shares will not be issued upon the exercise of the Rights.

     If you hold your shares through a broker-dealer, which in turn holds its shares through Cede & Co., or Cede, nominee for The Depository Trust Company, or DTC, or any other depository or nominee (in each instance, a Nominee Holder), your broker will be considered the holder of your Rights that are held by Cede, or other depository or nominee, for purposes of determining the number of Shares you can acquire through the Offer. In the case of Shares held of record by a Nominee Holder, the number of Rights issued to the Nominee Holder will be adjusted to permit rounding-up (to the nearest whole number of Rights) of the Rights to be received by beneficial holders for whom the Nominee Holder is the holder of record only if the Nominee Holder provides to us on or before the close of business on the fifth business day prior to the expiration date for the Offer, or the Expiration Date, a written certification of the number of Rights required for rounding.

     The Rights entitle you to acquire at the Subscription Price (as defined below) one Share of the class to which the Rights relate for each whole Right you receive. Rights may be exercised at any time during the Subscription Period, which begins on           , 2003 and ends at 5:00 p.m., New York City time, on           , 2003, unless we, in consultation with the Soliciting Dealers, extend the Offer. Your right to acquire during the Subscription Period at the Subscription Price one Share for each whole Right held is referred to in this Prospectus as the Primary Subscription.

     Subject to the approval of the NYSE, the new Class E Shares issued in the Offer will be listed on the NYSE. We are in the process of preparing a supplemental listing application for this purpose.

     Our principal executive offices are located at Calle 50 and Aquilino de la Guardia in Panama City, Panama.

Increase in Authorized Capital

     We recently received the approval of our common shareholders to amend our Articles of Incorporation to increase our company’s authorized share capital so that we could sell the Shares to Record Date Shareholders in the Offer and to the Core Support Group. At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which, when filed with the appropriate regulatory authorities in Panama, will increase the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A Shares, 40 million Class B Shares and 100 million Class E Shares. We expect filing with the Panamanian regulatory authorities to be completed shortly.

Over-Subscription Privilege

     If you, as a Record Date Shareholder, fully exercise all your Rights before or on the Expiration Date, you will be entitled to subscribe for Shares which are not otherwise subscribed for by other Record Date Shareholders in the Primary Subscription. Any Shares acquired by you in this way will be issued in the form of the Share class to which your Rights relate, even though they may represent Shares of another class which were not subscribed by other shareholders. We refer to this additional subscription privilege as the Over-Subscription Privilege. Shares acquired through the Over-Subscription Privilege are subject to allotment, which is described under “The Offer—Over-Subscription Privilege.”

Subscription Price and Exercise of Rights

     The Subscription Price per Share will be the lowest of the three averages of the last reported sales price of a Class E Share on the NYSE for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on the Expiration Date. If you choose to exercise your Rights, you will not know at the time of exercise the Subscription Price for Shares you are acquiring. You or your broker may exercise your Rights by completing an Exercise Form and delivering it, together with payment, to      , the Subscription Agent, at the address shown under “The Offer—Subscription Agent” or by means of a Notice of Guaranteed Delivery. See “The Offer—Method of Exercise of Rights.” You will have no right to modify or rescind your purchase after the Subscription Agent has received a completed Exercise Form or Notice of Guaranteed Delivery from you or your broker. The amount of the payment for any Shares for which you subscribe will be based on an estimated subscription price, or the Estimated Subscription Price, of $          per share. Following the expiration of the Subscription Period, you or your broker will be sent a confirmation that shows the actual Subscription Price and the amount of any additional payment required. See “The Offer—Payment for Shares.”

Core Support Group and Minimum Offering Size

     The sale of any Shares as a result of the Offer is conditioned on the receipt by us of aggregate Share sale proceeds of at least $100 million. The Core Support Group members have made commitments to us to purchase for investment at the Subscription Price up to $     of Shares to the extent that Record Date Shareholders do not subscribe for all of the Shares offered in the Offer. It is expected that Core Support Group members that are Record Date Shareholders will fully subscribe for shares to which they are entitled in the Primary Subscription, but will not acquire additional shares through the Over-Subscription Privilege. Commitments from the Core Support Group members have not yet been formalized through binding agreements and are expected to be subject to a number of conditions which vary among the Core Support Group members. Therefore, we cannot assure you that we will be successful in reaching the minimum level of $100 million in proceeds required to sell any Shares in the Offer. We also expect that certain of our officers and directors will purchase at the Subscription Price a portion of any Shares not purchased by Record Date Shareholders in the Offer.

Non-Transferable Rights

     The Rights are non-transferable and will not be listed for trading on the NYSE or any other exchange. The Class E Shares are listed for trading on the NYSE, but the Class A and Class B Shares are not listed for trading on any stock exchange and there is no active trading market for those shares, although the Class B Shares are freely convertible into Class E Shares on a share-for-share basis.

Soliciting Dealers

     In connection with the Offer, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc., as soliciting dealers, or the Soliciting Dealers, will solicit the exercise of Rights. We have agreed to pay the Soliciting Dealers a fee of $     for financial advisory services, including in connection with the Offer, and to reimburse the Soliciting Dealers for their out-of-pocket expenses in connection with the Offer, estimated at $     .

Foreign Restrictions

     Exercise Forms will not be mailed to Class E shareholders whose addresses on our records are outside the United States. For these purposes the United States includes its territories and possessions and the District of Columbia. The Rights to which these Exercise Forms relate will be held by the Subscription Agent for the accounts of any foreign shareholders until instructions are received to exercise the Rights. If no instructions are received, the Rights of these foreign shareholders will expire. See “The Offer—Foreign Restrictions.”

Information Agent

     The Information Agent for the Offer is:

[NAME] [ADDRESS] Toll Free :[PHONE NUMBER] Or Call Collect: [PHONE NUMBER]

     You may also contact your brokers or nominees for information about the Offer.

Important Dates to Remember

Event	Date

Record Date	, 2003
Subscription Period	, 2003 to , 2003 (unless extended)
Expiration Date and Pricing Date	, 2003 (unless extended)
Exercise Forms, Accompanied by Payment for Shares, or Notices of Guaranteed Delivery Due	, 2003 (unless extended)
Exercise Forms and Payment for Shares Due under Notices of Guaranteed Delivery	, 2003 (unless extended)
Confirmation to Participants	, 2003 (unless extended)
Payment of any additional amounts for Shares Due	, 2003 (unless extended)

Purpose of the Offer

     The purpose of the Offer is to raise needed equity capital for our company. The prolonged crisis and debt default in Argentina, and the accompanying increase in the risk perception of the Latin

American region, have had a negative impact on our asset base and capital ratios, and have threatened our investment-grade credit ratings. As a result, our Board of Directors believes that we must raise a minimum of $100 million of Tier 1 capital in order to provide us with the capital base necessary to continue operating profitably and in a manner consistent with the long-term best interests of our shareholders. The Board also believes that this additional capital is needed in order to allow us to retain our investment-grade credit ratings and continue to fulfill in a significant way our primary role of providing trade financing to borrowers in Latin America. The Board has determined that the only realistic way to raise this amount of capital is through the offering and sale of additional shares of our Common Stock at a price at or near the market price of the Class E Shares at the time of the offering.

     Our Board has conducted an exhaustive analysis, with the assistance of our financial advisors, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc., of the alternatives available to us, under these difficult circumstances. These alternatives included continuing to operate our company without additional equity capital, attempting to raise some form of capital other than common equity that would be less dilutive to our existing shareholders and even the orderly winding down of our company’s business. After careful consideration, the Board concluded that without additional Tier 1 capital, our company would not be able to obtain the funding needed to continue its trade financing business in a significant way, that acceptable alternative forms of capital were not available in the market, and that it was in the best interest of our shareholders that our company continue and grow its trade financing business.

     The Board believes that with the additional capital, our company will be able to increase its Tier 1 capital ratio to a more acceptable level and also should be able to obtain the funding needed to operate its trade financing business at increased levels and generate earnings which over time will further increase our Tier 1 capital ratio to its historical levels, although there is no assurance of success. Our Board firmly believes that this course of action is the best alternative for addressing the long-term interests of our shareholders.

     The prolonged crisis in Argentina and its impact on our Argentine credit exposure led the major rating agencies to downgrade our company’s ratings during the first quarter of 2002. Following comprehensive management presentations regarding our recapitalization plan and business strategy, Moody’s Investors Services, Inc., or Moody’s, confirmed our company’s Baa3/P3 investment-grade rating on July 31, 2002 and Standard and Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, issued a statement maintaining our company’s BBB-/A3 investment-grade rating on August 1, 2002, each with a negative outlook. Both of these rating agencies have, however, clearly conditioned their recent actions upon the receipt of adequate support of Core Support Group members and the successful completion of our planned capital injection. On August 12, 2002, Fitch IBCA, Inc., or Fitch, further reduced its ratings on our debt securities to below investment-grade (BB+/B), with a stable outlook. Our management has been maintaining periodic contacts with the rating agencies to keep them informed of our company’s financial condition as well as its recapitalization plan. As of the date of this Prospectus, our company has long term debt ratings of Baa3 from Moody’s, BBB- from Standard & Poor’s and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively.

     Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. Our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels depends on maintaining our remaining investment-grade credit ratings. A reduction of these credit ratings to below investment-grade could, the Board believes, significantly reduce the availability of funding, increase our overall funding costs and increase the difficulty of maintaining a strong liquidity position.

Use of Proceeds

     If all the Rights are exercised in full at the Estimated Subscription Price of $          per Share, the net proceeds to us would be approximately $     , before deduction of expenses incurred in connection with the Offer. We will not sell any Shares in the Offer unless Shares are sold, including Shares sold to the Core Support Group and certain of our officers and directors, for an aggregate purchase price of at least $100 million. We will use the net proceeds of the Offer, and any proceeds received from Core Support Group members and our officers and directors, to fund our lending activities. See “Use of Proceeds.”

Summary Financial Data

     [TO COME]

RISK FACTORS

     Investment in the Shares offered through this Prospectus involves a high degree of risk. Please carefully consider the following risk factors, along with the other information contained in this Prospectus, including the documents incorporated by reference, before deciding whether to exercise your Rights.

Upon completion of the Offer, you will own a smaller proportional interest in our company if you do not fully exercise your Rights and an immediate dilution of the book value per share will occur.

     If you do not fully exercise your Rights you will, at the completion of the Offer, own a smaller proportional interest in our company than you owned prior to the Offer. In addition, an immediate dilution of the book value per share will be experienced by you as a result of the Offer and the purchase of Shares by Core Support Group members because the Subscription Price will be less than the then current book value per share, and the number of shares outstanding after the Offer will increase by a greater percentage than the increase in the amount of our stockholders’ equity. Although it is not possible to state precisely the amount of this decrease in value because it is not known at this time how many Shares will be sold or what the Subscription Price will be, dilution could be substantial. For example, if the Subscription Price per Share is $     and the book value per share on the Expiration Date is $     , and if all 29,411,765 Shares are sold, our book value per share would be reduced by approximately $          per share. The actual Subscription Price may be greater or less than the Subscription Price we have assumed in this example, and the actual book value on the Expiration Date may be greater or less than the book value assumed.

     To the extent we incur expenses in connection with the Offer and sale of additional shares of Common Stock, these expenses will have a dilutive effect on the book value per share.

Regional economic conditions, which have been particularly volatile during the past year, could have a significant adverse effect on our financial condition and results of operations

     All of our lending activities are conducted with borrowers in the Latin American region. At various times in the past, countries in this region have experienced severe economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation and unavailability of foreign exchange, including dollars. As a result, since we began operations in 1979 many governments and public and private institutions in the Latin American region have at various times been unable to make interest and principal payments on their external debt, and much of the external debt of the region has been restructured to provide for extensions of repayment schedules, grace periods during which payments of principal have been suspended and, in certain cases, reduced rates of interest. Although we have been adversely affected by these events, in our previous 24 years of existence, we had only experienced cumulative aggregate loan charge-offs of $77.8 million prior to the recent events in Argentina.

     These difficulties have arisen again, particularly in Argentina where a prolonged economic crisis has resulted in a default on the country’s public and private sector external debt. The Argentine crisis has had a significant adverse effect on our financial condition and results of operations, and there is no assurance that future developments in the political and economic situation of the countries in the Latin American region, over which we have no control, will not further adversely affect market conditions related to our funding or securities, or our business, financial condition, results of operations or prospects.

     During 2001, the U.S economy suffered a recession, and was further adversely affected by the attack on New York’s World Trade Center. Negative trends that began in 2001, such as extreme volatility in the U.S. equity markets, have continued in 2002. This had a significant adverse economic effect on the economies of the Latin American countries in which we conducts our lending activities.

     Argentina. A prolonged deterioration in Argentina’s economic and political environment, financial condition and investor confidence resulted in late December 2001 in a profound crisis which forced the Argentine government to adopt stringent measures, including foreign exchange and deposit controls, bank holidays and restrictions on the repayment of foreign debt. Given the lack of a clearly defined and comprehensive fiscal, monetary and banking policy framework and the continuing volatility of Argentina’s political and financial situation, there is great uncertainty as to how or when the situation will be resolved.

     The deterioration of the Argentine economy, reflecting four years of economic recession, and the current crisis have adversely affected the financial condition of our Argentine obligors, including banks and corporations, and the quality of our loans to those obligors. In response, we have put in place a pragmatic collection program to manage our Argentine exposure. Our multilateral status, confirmed by the Central Bank of Argentina at the end of February 2002, exempts us from limitations on the convertibility and transfer abroad of U.S. dollars for payment of external obligations. This preferred status has contributed positively to the on-going efforts of our collection program.

     As a result, our exposure to Argentina at September 30, 2002 amounted to approximately $929 million, which represented a reduction of $226 million from December 31, 2001 and a reduction of $32 million from June 30, 2002. Our exposure in Argentina at September 30, 2002 consisted of $756 million of loans, $114 million of securities at par value (with a fair value of $31.4 million) and $59.1 million of off-balance sheet financial risk instruments and was distributed as follows: the country’s top tier local banks (13%), local corporations (14%), state-owned banks (26%), multinational corporations (27%) and international banks (20%, of which 75% represents subsidiaries and 25% represents branches). In addition, at September 30, 2002 we had $132 million of exposure under repurchase agreements with counterparties in Argentina, which were fully secured with U.S. Treasury securities. We do not hold Argentine sovereign debt.

     All of our exposure in Argentina continues to be denominated in U.S. dollars (with the exception of a small portion in Japanese yen), as none of our loans in Argentina have been converted to an Argentine peso basis. During the first nine months of 2002, we collected interest from Argentine borrowers of approximately $30.1 million, while interest in the amount of $5.5 million on non-accruing and accruing assets remained unpaid at September 30, 2002. At June 30, 2002, 97% of our total credit exposure in Argentina was placed on non-accrual status, and beginning June 30, 2002 all interest income on these loans and investments is being accounted for on a cash basis. Loans and country risk guarantees covering convertibility and transfer risk of local currency into U.S. dollars that are specifically covered by our preferred creditor status discussed above were not placed on non-accrual status. These loans and country risk guarantees totaled $20.3 million at September 30, 2002. In addition, as of June 30, 2002 fees generated by contingencies in Argentina are accounted for on a cash basis.

     Even with the benefit of our confirmed multilateral status, given the continued severity of the Argentine crisis, we believe that we will have to renegotiate and restructure loans, and that we will also face write-offs related to our Argentine portfolio. In the absence of any clarity as to the timing or nature of the ways in which the many issues facing the country will be resolved, our management and Board decided to take a conservative position relative to our credit portfolio in Argentina.

     At December 31, 2001, we had a total allowance for credit losses (including loans and contingencies) of $195 million, reflecting additional provisions taken in 2001 of $77 million. In addition, we charged $40 million to earnings in 2001 for impairment losses on securities from Argentina. During the first and second quarters of 2002, after careful consideration, and based upon rigorous analysis of all the relevant factors, the Board decided to further increase the allowance for credit losses by $20.0 million and $259.9 million, respectively, making the total allowance for credit losses $474.6 million at June 30, 2002, of which approximately $384 million related to our Argentine portfolio. At September 30, 2002, the total allowance for credit losses remained practically unchanged at $474.9 million, of which approximately $384 million related to our Argentine credit portfolio. In addition, during the second quarter of 2002, we took a charge of $42 million for impairment loss on Argentine securities, and an additional charge of $2.3 million for impairment loss on Argentine securities was taken in the third quarter of 2002, making the total charges for impairment loss on securities for 2001 and 2002 $84.6 million.

     Although the charges taken in the first and second quarters in connection with these increases in the allowance for credit losses resulted in substantial losses for those periods, we were able to return to profitability during the third quarter of 2002, recording $15.8 million of net income.

     The prolonged crisis in Argentina has also affected our credit ratings. During the first quarter of 2002, the major rating agencies downgraded our credit ratings due to the crisis in Argentina and its potential impact on our credit exposure in that country. On August 12, 2002, Fitch further reduced its ratings on our debt securities to below investment grade. As of the date of this Prospectus, our company has long-term debt ratings of Baa3 from Moody’s, BBB- from Standard & Poor’s and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively. The Baa3 rating from Moody’s and the BBB- rating from Standard & Poor’s are investment-grade ratings.

     We have formulated a comprehensive strategy, with the assistance of financial advisors, designed to address our capital and funding needs following the increase of the credit loss allowance for Argentina and the downgrade of our credit ratings. This strategy includes a plan to re-capitalize our company with additional equity capital through the Offer and to refocus our future efforts on our core trade financing business. We have retained BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. as financial advisors to assist with this process.

     The recent sharp increase in the risk perception of the Latin American region, caused by events in Argentina and Brazil (see “—Brazil” below), has had a significant negative impact on our asset base and capital ratios, and has threatened our remaining investment-grade credit ratings. As a result, the Board believes that we must raise a minimum of $100 million of Tier 1 capital to provide us with the capital base necessary to continue operating profitably and in a manner consistent with the long-term best interests of our shareholders. We also believe that this additional capital is needed in order to allow us to retain our investment-grade credit ratings and continue to fulfill in a significant way our primary role of providing trade financing to borrowers in Latin America.

     We believe that these steps will adequately address the likely impact of the Argentine situation on our loan portfolio in the near term and that we will remain in a strong financial position. There can be no assurance, however, that we will be successful in executing any re-capitalization plan or that the political and economic situation in Argentina, or any other major country, will not deteriorate further and require additional action. There is no assurance that a further deterioration of the Argentine situation or difficulties in other countries in the Latin American region where we have large exposures will not trigger further downgrades in our credit ratings below investment-grade ratings, which would adversely affect our cost of funds, our deposit base and accessibility to the debt capital markets. Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital, it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. In that case, our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels will be severely hampered. In addition, there is no assurance that, even if we are successful in raising $100 million of additional capital, it will be sufficient to achieve our stated goals, including maintaining our investment-grade ratings. We face significant uncertainties in the countries to which we lend, particularly Argentina and Brazil, and further adverse developments in those countries or in the Latin American region generally could result in the additional capital raised being insufficient to achieve its intended purpose. See “—The Argentine crisis and risk perception of the Latin American region have adversely affected our funding activity” below.

     Our management and Board will continue to monitor developments in Argentina closely and take the appropriate additional steps as more information and clarity on the Argentine government’s actions regarding external debt and their effect on us become available.

     Brazil. Investors have become increasingly uneasy about Brazil due to, among other factors, a reduction in flows of direct foreign investments and an increasingly uncertain political environment leading up to the final vote in the 2002 presidential elections at the end of October. Although Luiz Inacio Lula da Silva is now the president-elect, the markets remain uneasy awaiting clarification as to the policies that will be implemented by his administration and the effect of these policies. This has resulted in the rapid decline in the value of Brazil’s currency compared to the U.S. dollar and speculation about the ability of Brazil to service its approximately $238 billion of public debt, much of which must be refinanced in the next several years.

     We are proactively managing our exposure in Brazil in line with our conservative credit risk and portfolio management strategy. Our exposure to Brazil amounted to $2,461 million at December 31, 2001 and had decreased to approximately $1,291 million at September 30, 2002. As of the date of this Prospectus, all of our loans to Brazilian borrowers are current and there are no past due amounts of interest or principal. However, there is no assurance that the political and economic situation in Brazil will not deteriorate, causing defaults in our Brazilian portfolio. If this were to occur, our capital levels, even after our proposed re-capitalization, may prove inadequate to prevent further asset quality deterioration, which would adversely affect our financial condition and results of operations.

Our allowances for credit losses may prove to be inadequate

     As indicated above, the Board increased our allowance for credit losses to $474.6 million during the second quarter of 2002, of which approximately $384 million related to our Argentine portfolio. At September 30, 2002, the total allowance for credit losses remained practically unchanged at $474.9 million, of which approximately $384 million related to our Argentine portfolio. In addition, during the second quarter of 2002, we took a charge of $42 million for impairment loss on Argentine securities, and an additional charge of $2.3 million for impairment loss on Argentine securities was taken in the third quarter of 2002, making the total charges for impairment loss on securities for 2001 and 2002 $84.6 million. At September 30, 2002, our total exposure to Argentina was $929 million or $846 million (net of unrealized gains on securities of $1.8 million and impairment loss on securities of $84.6 million, for a total of $82.8 million).

     Our management and Board will continue to maintain the allowance for credit losses at levels which reflect the potential for political and economic instability in countries in the Latin American region and economic cycles. Determining the appropriate level of allowances for credit losses necessarily requires our management’s judgment, including assumptions and estimates made in the context of rapidly changing political and economic conditions in many of the countries in the Latin American region. Accordingly, there is no assurance that our current level of reserves will prove to be adequate in light of current and future events. For example, it is possible that further deterioration in Argentina, or further pressures on other borrowers, particularly in Brazil, could require additional reserves at a time when our capacity to generate the reserves is strained. In that case, our financial condition and results of operations could be adversely affected, possibly severely.

The Argentine crisis and risk perception of the Latin American region have adversely affected our funding activity

     The crisis in Argentina and downgrades by the rating agencies have affected our funding activity, resulting in a 64% decline in our deposits during the first nine months of 2002. In addition, the dramatic increase in the risk perception of Latin America in recent months has resulted in a significant decline in the availability of credit lines to the Latin American region. Therefore, it has been difficult for Latin

American obligors, including our company, to access international debt markets for placements of securities. Our company experienced a 42% decline in its credit portfolio during the first nine months of 2002 owing to, among other things, these difficulties in funding. If this trend continues and funding does not become more readily available to us in the near future, there can be no assurance that further reductions in our deposits, and corresponding reductions in our credit portfolio, will not occur.

     A reduction of our investment-grade credit ratings to below investment-grade would, the Board believes, significantly reduce the amount of funding available to us for our lending activities, and also substantially increase the cost of any funding that could be obtained.

Concentration of our lending and funding activities could have adverse effects

     At September 30, 2002, approximately $2,819 million, or 76%, in principal amount (net of impairment and fair value adjustments of investments) of our credit portfolio was outstanding to borrowers in the following four countries: Brazil ($1,291 million, or 35%); Argentina ($846 million, or 23%); Mexico ($455 million, or 12%); and Venezuela ($226 million, or 6%). The principal amount outstanding in Argentina of $846 million is net of unrealized gains on securities of $1.8 million and impairment loss on securities of $84.6 million taken in 2001 and 2002, for a total of $82.8 million. In addition, at September 30, 2002, 24% of our total credits were to nine borrowers in Brazil and 10% of our total credits were to four borrowers in Mexico. A significant deterioration (or further deterioration) of economic conditions in any of the countries listed above or of the financial condition of any of these borrowers could adversely affect our financial condition and results of operations.

     One of our sources of funding for short-term loans is interbank deposits received principally from central banks in the Latin American region. Historically, these deposits have represented approximately 35% of total liabilities. In recent months, these central banks have withdrawn a substantial portion of their deposits with us. During the first nine months of 2002, overall deposits declined by 64% from $1,571 million at December 31, 2001 to $568 million at September 30, 2002. Despite this decline in deposits, we were able to maintain a healthy net cash position throughout 2002 owing to, among other things, the repayment of loans funded with these deposits, reflecting an asset and liability maturity profile that is basically matched. As of September 30, 2002, deposits represented 19% of total liabilities, with the balance comprised of short-term obligations primarily from international banks and medium-term obligations primarily from the debt capital markets.

We face certain market risks related to liquidity and changes in interest rates

     Our risk management policies are designed to identify and control credit and market risks by establishing and monitoring appropriate limits on our credit and market exposures. Our primary market risks are comprised of liquidity risk and interest rate risk and, to a lesser extent, currency exchange risk and price risk.

     Liquidity risk is the risk of not being able to maintain an adequate cash flow to fund operations and meet obligations and other commitments on a timely basis. We manage short-term liquidity risk by investing a minimum of 50% of the liquidity funds generated by demand, call accounts and time deposits in overnight deposits with maturities of less than one week and by investing the remaining balance in short-term time deposits with maturities of up to six months and investment funds or negotiable money market instruments, such as Euro certificates of deposits, commercial paper, bankers’ acceptances and other liquid instruments, with maturities of up to 180 days. These instruments must be of investment grade (carrying two of the following ratings: A-1, P-1 or F-1 from Standard & Poor’s, Moody’s or Fitch, respectively) and must have a liquid secondary market. Interbank deposits are with reputable international banks located outside of the Latin American region that usually carry ratings of A-1, P-1 or F-1 by two of the major rating agencies. These banks must have a correspondent relationship with us and be approved by the Board on an annual basis. The primary objectives for these investments are security and liquidity. In order to manage our liquidity needs, our liquidity position is reviewed and monitored on a daily basis by management.

     Our management follows a conservative liquidity management strategy and in view of the volatility in the Latin American region began gradually increasing our net cash position in the second quarter of 2001. At September 30, 2002, liquidity levels amounted to $487 million, representing a net cash position of 86% of total deposits. Because Panama does not issue its own paper currency, the Banco Nacional de Panama does not act as a central bank in the traditional sense and is not a lender of last resort to the banking system in Panama. Accordingly, if we faced a liquidity crisis, we would have to rely on commercial sources of liquidity and would not have access to a central bank lender of last resort, as would a bank located in the United States or in certain other countries.

     Interest rate risk arises from our liability-sensitive position in the short-term, which means that our interest-bearing liabilities reprice more quickly than our interest-earning assets. Consequently, there is a potential adverse impact on our net interest income that might result from increases in interest rates. Our interest rate risk is managed by attempting to match the term and repricing characteristics of our interest rate sensitive assets and liabilities. Our policy with respect to interest rate gaps provides that the gap between short-term interest-earning assets and interest-bearing liabilities on a cumulative basis at 90 days cannot exceed 200% of our total capital. For the period on a cumulative basis at 180 days, the gap cannot exceed 100% of our total capital. Our policy with respect to interest rate gaps also provides that we match fund interest-earning assets over 365 days. The risk associated with a liability-sensitive position has been minimized in recent months because our interest rate gap in the short-term has reflected a basically matched asset and liability maturity profile. We also use interest rate swaps on a limited basis as part of our interest rate risk management.

     We accept deposits and raise funds principally in U.S. dollars, extend loans primarily in U.S. dollars and present our consolidated financial results in U.S. dollars. Whenever possible, foreign currency-denominated assets are funded with liability instruments denominated in the same currency. In cases where these assets are funded in different currencies, forward foreign exchange or cross-currency swap contracts are used to fully hedge the risk resulting from this cross-currency funding. As of September 30, 2002, interest rate swaps less set-offs, with maturities from October 1, 2002 to February 17, 2003, were matched to the maturity dates of related Euro medium-term note issuances and to corresponding assets held to maturity as part of our credit portfolio.

     We also engage in some foreign exchange trades to serve customer transaction needs, and all positions are hedged with an offsetting contract in the same currency.

Sales of additional Class E Shares into the public market could adversely affect their market price

     Sales of substantial amounts of Class E Shares into the public market could adversely affect the market price of Class E Shares. The holders of the Class B Shares may at any time, and with no limitation, exchange Class B Shares for Class E Shares, at a rate of one Class B Share for one Class E Share. As of      , 2003, there were      Class B Shares outstanding, and we are offering up to an additional 6,470,588 Class B Shares as part of the Offer. As a result, if the Offer is fully subscribed, the total number of Class E Shares outstanding in the public market, together with the total number of Class B Shares which could be converted into Class E Shares and available for sale in the market, could increase from the      shares outstanding as of      , 2003 to      Shares, which could adversely affect the market the price of the Class E Shares.

Political events in Panama could adversely affect our operations

     The government of Panama is a republican and presidential system with a legislative body and an independent judiciary branch. In May 1999, presidential elections took place in an orderly fashion. The new democratically elected government was installed in September 1999. Although Panama, along with all countries in the Latin American region, has been adversely affected by recent economic events, the country experienced a significant economic recovery since its return to democracy in 1990. According to official Panamanian government figures, Panama’s Gross Domestic Product grew in 1999 by an estimated 3.2%, in 2000 by an estimated 2.7% and in 2001 by an estimated 0.3%; however, there can be no assurance that this economic growth will be sustained. Panama has used the U.S. dollar as legal tender currency since its independence in 1903 and is therefore subject to fluctuations in the value of the U.S. dollar. Should any significant political crisis occur in Panama in the future, our operations may be adversely affected.

We face competition from banks that offer similar financing services; we also depend upon our competitors to fund and support our activities

     Most of the competition we face in the trade financing area and within the markets we serve is from international banks, mostly European and North American, which provide similar financing services as we do. Due to recent economic developments in the Latin American region, we have fewer competitors because many international banks have reduced their exposure in this region or have withdrawn from the region altogether. Although these international banks compete with us, they are also providers of funding for us and represent a source of business for our company. For example, most of these international banks provide credit facilities to us to finance our trade finance activity. We also lend to branches or subsidiaries of certain international banks in the Latin American region.

     If our competitors cease to fund and support our activities as they have done in the past, we may be unable to compete effectively in the markets that we serve and the market value of the Class E Shares may be adversely affected.

Bank regulation to which we are subject in Panama and the Cayman Islands is less comprehensive than bank regulation in the United States

     The Superintendence of Banks of Panama regulates, supervises and examines our company. In addition, BLADEX Cayman, our wholly-owned subsidiary, is regulated, supervised and examined by government authorities in the Cayman Islands and the New York Agency is regulated, supervised and examined by the New York Banking Department and the United States Federal Reserve Board. BLADEX Cayman and the New York Agency held $298.1 million and $173.1 million in assets, respectively, at September 30, 2002. The regulation of our company and BLADEX Cayman by relevant Panamanian and Cayman Islands authorities differs from, and is less comprehensive than, the regulation generally imposed on banks in the United States by federal and state regulatory authorities, although banking regulation in Panama is moving towards uniformity with other, more comprehensive, bank regulatory systems, such as in the United States.

THE COMPANY

     Our company, which has its headquarters in Panama City, Panama, is a specialized multinational bank established to finance trade in Latin America and the Caribbean. Our company was incorporated under the laws of Panama on November 30, 1977 and began business operations on January 2, 1979. Our two primary subsidiaries are Banco Latinoamericano de Exportaciones, Limited (BLADEX), or BLADEX Cayman, and BLADEX Representacao Ltda. BLADEX Cayman, which is a wholly-owned subsidiary, was incorporated under the laws of the Cayman Islands (B.W.I.) on September 8, 1987. BLADEX Representacao Ltda., which was incorporated under the laws of Brazil on January 7, 2000, was established to act as our representative office in Brazil. In addition, we established an agency in the State of New York which began business operations on March 27, 1989. We refer to our agency in New York as the New York Agency. The New York Agency is principally engaged in obtaining inter-bank deposits and short-term borrowings to finance our short-term investments and foreign trade loans. We also have representative offices in Buenos Aires, Argentina and Mexico City, Mexico.

     We are principally engaged in providing short-term trade-related financing to our stockholder banks and to other selected commercial banks in Latin America which then on-lend to businesses engaged in foreign trade. We also provide financing to state and private export institutions. The majority of our short-term financing is extended in connection with specific foreign trade transactions that have been identified to us. In connection with our strategy to address our capital and funding needs, we have amended our By-Laws to limit our lending activities to the financing of trade operations in Latin American countries. This provision of our By-Laws may not be amended without the vote of at least seven of our ten directors.

     Our lending activities are funded by inter-bank deposits, primarily from central banks and financial institutions in the Latin American region. Our lending activities are also funded by short-term and medium-term borrowings and floating and fixed rate placements made with financial institutions and investors in Japan, Europe and North America. We do not provide retail banking services to the general public, such as retail savings accounts or checking accounts, and we do not take retail deposits.

RECENT DEVELOPMENTS

     [TO COME]

THE OFFER

Terms of the Offer

     We are issuing Rights to subscribe for the Shares to you, as a Record Date Shareholder. As a Record Date Shareholder, you are being issued       non-transferable Rights for each full share of Common Stock owned by you on the Record Date. The number of Rights to be issued to Record Date Shareholders will be rounded up to the nearest whole number of Rights. The maximum number of Rights we will issue is      . The actual number of Rights issued may vary based on the number of shares of Common Stock held by each beneficial owner due to rounding.

     If you hold your shares through a broker-dealer, which in turn holds its shares through Cede & Co., or Cede, nominee for The Depository Trust Company, or DTC, or any other depository or nominee (in each instance, a Nominee Holder), your broker will be considered the holder of your Rights that are held by Cede, or other depository or nominee, for purposes of determining the number of Shares you can acquire through the Offer. In the case of Shares held of record by a Nominee Holder, the number of Rights issued to the Nominee Holder will be adjusted to permit rounding-up (to the nearest whole number of Rights) of the Rights to be received by beneficial holders for whom the Nominee Holder is the holder of record only if the Nominee Holder provides to us on or before the close of business on the fifth business day prior to the Expiration Date a written certification of the number of Rights required for rounding. Accordingly, no fractional shares will be issued upon the exercise of the Rights.

     The Rights entitle you to acquire at the Subscription Price one Share of the class of Shares to which the Rights relate for each whole Right you hold. Rights may be exercised at any time during the Subscription Period, which begins on           , 2003 and ends at 5:00 p.m., New York City time, on           , 2003 unless we, in consultation with the Soliciting Dealers, extend the Offer.

     If you fully exercise all Rights initially issued to you, you will be entitled to subscribe for additional shares pursuant to the Over-Subscription Privilege. For purposes of determining the maximum number of Shares that a Record Date Shareholder may acquire pursuant to the Offer, broker-dealers whose Shares are held of record by Cede, the nominee for DTC, or by any other depository or nominee, will be considered the holders of the Rights that are held by Cede or another depository or nominee for Cede. Shares acquired through the Over-Subscription Privilege may be subject to allotment, which is more fully discussed below under “—Over-Subscription Privilege.”

     The Rights are non-transferable and will not be admitted for trading on the NYSE or any other exchange.

Purpose of the Offer

     The purpose of the Offer is to raise needed equity capital for our company. The prolonged crisis and debt default in Argentina, and the accompanying increase in the risk perception of the Latin American region, have had a negative impact on our asset base and capital ratios, and have threatened our investment-grade credit ratings. As a result, our Board of Directors believes that we must raise a minimum of $100 million of Tier 1 capital in order to provide us with the capital base necessary to continue operating profitably and in a manner consistent with the long-term best interests of our shareholders. The Board also believes that this additional capital is needed in order to allow us to retain our investment-grade credit ratings and continue to fulfill in a significant way our primary role of providing trade financing to borrowers in Latin America. The Board has determined that the only realistic way to raise this amount of capital is through the offering and sale of additional shares of our Common Stock at a price at or near the market price of the Class E Shares at the time of the offering.

     Our Board has conducted an exhaustive analysis, with the assistance of our financial advisors, BNP Paribas Securities Corp. and Deutsche Bank Securities Inc., of the alternatives available to us, under these difficult circumstances. These alternatives included continuing to operate our company without additional equity capital, attempting to raise some form of capital other than common equity that would be less dilutive to our existing shareholders and even the orderly winding down of our company’s business. After careful consideration, the Board concluded that without additional Tier 1 capital, our company would not be able to obtain the funding needed to continue its trade financing business in a significant way, that acceptable alternative forms of capital were not available in the market, and that it was in the best interest of our shareholders that our company continue and grow its trade financing business.

     The Board believes that with the additional capital, our company will be able to increase its Tier 1 capital ratio to an acceptable level and also should be able to obtain the funding needed to operate its trade financing business at increased levels and generate earnings which over time will further increase our Tier 1 capital ratio to its historical levels, although there is no assurance of success. Our Board firmly believes that this course of action is the best alternative for addressing the long-term interests of our shareholders.

     The prolonged crisis in Argentina and its impact on our Argentine credit exposure led the major rating agencies to downgrade our company’s ratings during the first quarter of 2002. Following comprehensive management presentations regarding our recapitalization plan and business strategy, Moody’s confirmed our company’s Baa3/P3 investment-grade rating on July 31, 2002 and Standard and Poor’s issued a statement maintaining our company’s BBB-/A3 investment-grade rating on August 1, 2002, each with a negative outlook. Both of these rating agencies have, however, clearly conditioned their recent actions upon the receipt of adequate support of Core Support Group members and the successful completion of our planned capital injection. On August 12, 2002, Fitch further reduced its ratings on our debt securities to below investment-grade (BB+/B), with a stable outlook. Our management has been maintaining periodic contacts with the rating agencies to keep them informed of our company’s financial condition as well as its recapitalization plan. As of the date of this Prospectus, our company has long term debt ratings of Baa3 from Moody’s, BBB- from Standard & Poor’s and BB+ from Fitch and short-term debt ratings of Prime 3, A-3 and B from Moody’s, Standard & Poor’s and Fitch, respectively.

     Based on statements made by Standard & Poor’s and Moody’s, we believe that if we do not obtain additional Tier 1 equity capital it is highly likely that these rating agencies will reduce their ratings on our debt obligations to below investment-grade. Our ability to obtain the funding necessary to carry on our trade financing activities in Latin America at meaningful levels depends on maintaining our remaining investment-grade credit ratings. A reduction of these credit ratings to below investment-grade could, the Board believes, significantly reduce the availability of funding, increase our overall funding costs and increase the difficulty of maintaining a strong liquidity position.

Over-Subscription Privilege

     Shares not subscribed for by you and other Rights holders will be offered, by means of the Over-Subscription Privilege, to Record Date Shareholders who have exercised all exercisable Rights held by them on the Expiration Date and who wish to acquire more than the number of Shares for which the Rights held by them are exercisable. Any Shares acquired by you through the Over-Subscription Privilege will be issued in the form of the Share class to which your Rights relate, even though they may represent Shares of another class which were not subscribed by other shareholders. If you wish to exercise the Over-Subscription Privilege, you should indicate, on the Exercise Form which you or your broker submits in order to exercise the Rights held by you, how many Shares you are willing to acquire through the Over-Subscription Privilege. If sufficient Shares remain, all over-subscriptions will be honored in full. To the extent sufficient Shares are not available to honor all over-subscription requests, the available Shares will be allocated among those who over-subscribe based on the number of Rights originally issued to them so that the number of Shares issued to Record Date Shareholders who subscribe through the Over-Subscription Privilege will generally be in proportion to the number of Shares owned by them in our company on the Record Date. The percentage of remaining Shares each over-subscribing Record Date Shareholder may acquire may be rounded-up or down to result in delivery of whole Shares. The allocation process may involve a series of allocations in order to assure that the total number of Shares available for over-subscriptions is distributed on a pro rata basis.

The Subscription Price

     The Subscription Price per Share will be the lowest of the three averages of the last reported sales price of a Class E Share on the NYSE for three periods consisting of 90, 30 and 10 trading days, respectively, each ending on the Expiration Date. If you exercise your Rights, you will have no right to modify or rescind a purchase after the Subscription Agent has received a completed Exercise Form or Notice of Guaranteed Delivery.

     The last reported sale price of a Class E Share on the NYSE on           , 2003 was      .

Core Support Group and Minimum Offering Size

     The sale of any Shares as a result of the Offer is conditioned on the receipt by us of aggregate Share sale proceeds of at least $100 million. The Core Support Group members have made commitments to us to purchase for investment at the Subscription Price up to $     of Shares to the extent that Record Date Shareholders do not subscribe for all of the Shares offered in the Offer. It is expected that Core Support Group members that are Record Date Shareholders will fully subscribe for shares to which they are entitled in the Primary Subscription, but will not acquire additional shares through the Over-Subscription Privilege. Shares acquired through the Over-Subscription Privilege are subject to allotment, which is described under “—Over-Subscription Privilege.” Commitments from the Core Support Group members have not been formalized through binding agreements and are expected to be subject to a number of conditions which vary among the Core Support Group members. Therefore, we cannot assure you that we will be successful in reaching the minimum level of $100 million in proceeds required to sell any Shares in the Offer. We also expect that certain of our officers and directors will purchase at the Subscription Price a portion of any Shares not purchased by Record Date Shareholders in the Offer.

     The members of the Core Support Group and their commitments are as follows:

     [TO COME]

     The following officers and directors of our company intend to purchase Shares, either as Record Date Shareholders in the Offer, or out of any Shares not subscribed in the Offer, in the following amounts:

     [TO COME]

Expiration of the Offer

     The Offer will expire at 5:00 p.m., New York City time, on           , 2003 unless extended by us (in consultation with the Soliciting Dealers). Rights will expire on the Expiration Date and thereafter may not be exercised. Since the Subscription Price will not be determined until the Expiration Date, if you decide to acquire Shares through the Primary Subscription or through the Over-Subscription Privilege, you will not know, when you make your decision, the purchase price for the Shares.

Subscription Agent

     The Subscription Agent is           . The Subscription Agent will receive for its administrative, processing, invoicing and other services as subscription agent, an amount estimated to be approximately $     , and reimbursement for all out-of-pocket expenses related to the Offer, which are estimated to be $          . Communications from you to the Subscription Agent should be directed to      , at the address below. SIGNED EXERCISE FORMS SHOULD BE SENT TO           , by one of the methods described below. We reserve the right to accept Exercise Forms actually received on a timely basis at the address listed below.

BY FIRST CLASS MAIL, EXPRESS MAIL, OVERNIGHT COURIER OR BY HAND:

[NAME]
[ADDRESS]
New York, New York
Telephone:
Facsimile:

     Delivery to an address other than the above will not be considered good delivery.

Information Agent

     If you have any questions or requests for assistance, they may be directed to the Information Agent at its telephone number and address listed below:

The Information Agent for the Offer is:

[NAME]
[ADDRESS]
New York, New York

Toll Free: [PHONE NUMBER]

or

Call Collect: [PHONE NUMBER]

     You may also contact your broker or nominee for information about the Offer.

     The Information Agent will receive a fee estimated to be $     , plus reimbursement for all out-of-pocket expenses related to the Offer, which we estimate will be $     .

Method of Exercise of Rights

     You may exercise your Rights by completing and signing the Exercise Form and mailing it in the envelope provided, or otherwise delivering the completed and signed Exercise Form to the Subscription Agent, together with payment for the Shares as described below under “—Payment for Shares.” You may also exercise your Rights by contacting a broker, banker or trust company who can arrange, on your behalf, to guarantee delivery of payment and of a properly completed and executed Exercise Form. A fee may be charged to you for this service. Fractional Shares will not be issued upon the exercise of the Rights. Completed Exercise Forms must be received by the Subscription Agent prior to 5:00 p.m., New York City time, on the Expiration Date (unless payment is effected by means of a notice of guaranteed delivery as described below under “—Payment for Shares”) at the offices of the Subscription Agent at the address appearing above. You may also exercise your Rights through your broker, who may charge you a servicing fee.

     Shareholders Who Are Record Owners. If you are a record owner, you can choose between either option described under “—Payment for Shares” below. If time is of the essence, option (2) will permit delivery of the Exercise Form and payment after the Expiration Date.

     Shareholders Whose Shares Are Held By a Nominee. If your shares of Common Stock are held by a nominee such as a broker or trustee, you must contact the nominee to exercise your Rights. In that case, the nominee will complete the Exercise Form on your behalf and arrange for proper payment by one of the methods described under “—Payment for Shares” below. The exercise of Rights through the Primary Subscription and the Over-Subscription Privilege may be effected through the facilities of DTC (Rights exercised through DTC are referred to as “DTC Exercised Rights”). The holder of a DTC Exercised Right may exercise the Over-Subscription Privilege in respect of the DTC Exercised Right by properly executing and delivering to the Subscription Agent, at or prior to 5:00 p.m., New York City time, on the Expiration Date, a Nominee Holder Over-Subscription Form, together with payment of the Subscription Price for the number of Shares for which the Over-Subscription Privilege is to be exercised. Copies of the Nominee Holder Over-Subscription Form may be obtained from the Information Agent.

     Nominees. If you are a Nominee who holds shares of Common Stock for the account of others, you should notify the respective beneficial owners of these shares as soon as possible to ascertain the beneficial owners’ intentions and to obtain instructions related to the Rights.

     If the beneficial owner so instructs, you, as nominee, should complete the Exercise Form and submit it to the Subscription Agent with the proper payment described under “—Payment for Shares” below.

Payment for Shares

     If you acquire Shares through the Primary Subscription or through the Over-Subscription Privilege, you may choose between the following methods of payment:

     (1)  You can send the Exercise Form together with payment for the Shares acquired through the Primary Subscription and through the Over-Subscription Privilege to the Subscription Agent based on the Estimated Subscription Price of $          per Share. To be accepted, the payment, together with the executed Exercise Form, must be received by the Subscription Agent at the Subscription Agent’s office shown above, prior to 5:00 p.m., New York City time, on the Expiration Date. The Subscription Agent will deposit all checks received by it prior to the Expiration Date into a segregated interest bearing account (which interest will accrue for our benefit) pending allocation and distribution of Shares. A PAYMENT USING THIS METHOD MUST BE IN UNITED STATES DOLLARS BY MONEY ORDER OR CHECK DRAWN ON A BANK LOCATED IN THE UNITED STATES, MUST BE PAYABLE TO BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. AND MUST ACCOMPANY AN EXECUTED EXERCISE FORM FOR THE EXERCISE FORM TO BE ACCEPTED.

     (2)  Alternatively, a subscription will be accepted by the Subscription Agent if, prior to 5:00 p.m., New York City time, on the Expiration Date, the Subscription Agent has received a notice of guaranteed delivery by facsimile (telecopy) or otherwise from a bank, a trust company or a New York Stock Exchange member guaranteeing delivery of the following:

•	payment of the full Subscription Price for the Shares subscribed for through the Primary Subscription and through the Over-Subscription Privilege and

•	a properly completed and executed Exercise Form.

     The Subscription Agent will not honor a notice of guaranteed delivery if a properly completed and executed Exercise Form and full payment for the Shares subscribed for through the Primary Subscription and through the Over-Subscription Privilege are not received by the Subscription Agent by the close of business on the third NYSE trading day after the Expiration Date. The period from the Expiration Date until the close of business on this third day is referred to as the Protection Period.

     Within five NYSE trading days following the end of the Protection Period, a confirmation will be sent by the Subscription Agent to you (or, if your Shares are held by Cede or any other depository or nominee, to Cede or the depository or nominee) showing the following:

•	the number of Shares acquired through the Primary Subscription,

•	the number of Shares, if any, acquired through the Over-Subscription Privilege,

•	the per Share and total purchase price for the Shares and

•	any additional amount payable by you to us, or any excess to be refunded by us to you, in each case based on the Subscription Price as determined on the Expiration Date.

     The date on which this confirmation is sent is referred to as the Confirmation Date. If you exercise your right to acquire Shares through the Over-Subscription Privilege and the Subscription Price is higher than the Estimated Subscription Price, any excess payment which would otherwise be refunded to you will be applied by us toward payment for Shares acquired through the exercise of the Over-Subscription Privilege. Any additional payment required from you must be received by the Subscription Agent within ten NYSE trading days after the Confirmation Date. Any excess payment to be refunded by us to you will be mailed by the Subscription Agent to you as promptly as possible (and interest will not be payable thereon). All payments by you must be in U.S. dollars by money order or check drawn on a bank located in the United States and payable to Banco Latinoamericano de Exportaciones, S.A.

     Whichever of the two methods described above is used, issuance of Shares and delivery of certificates for Shares are subject to collection of checks and clearance of actual payment.

     You will have no right to modify or rescind your subscription after the Subscription Agent receives your completed Exercise Form or Notice of Guaranteed Delivery.

     If you acquire Shares through the Primary Subscription or the Over-Subscription Privilege, but do not make payment of any additional amounts due, we reserve the right to take remedial action, including (i) applying any payment actually received by us toward the purchase of the greatest number of Shares which could be acquired by you upon exercise of the Primary Subscription and/or Over-Subscription Privilege; (ii) allocating the Shares subject to subscription rights to one or more other Record Date Shareholders; (iii) selling all or a portion of the Shares deliverable upon exercise of your subscription Rights on the open market and applying the proceeds to the amount owed and (iv) exercising any and all other rights or remedies to which we are entitled.

Foreign Restrictions

     Exercise Forms will not be mailed to Class E shareholders whose addresses on our records are outside the United States. For these purposes the United States includes its territories and possessions and the District of Columbia. The Rights to which these Exercise Forms relate will be held by the Subscription Agent for the accounts of any foreign shareholders until instructions are received to exercise the Rights. If no instructions are received, the Rights of these foreign shareholders will expire.

Non-Transferrable Rights

     The Rights are non-transferable and, therefore, may not be purchased or sold. The Rights will not be admitted for trading on the NYSE or any other exchange. However, the Class E Shares to be issued pursuant to the Rights and issuable upon conversion of Class B Shares issued pursuant to the Rights will be admitted for trading on the NYSE.

Delivery of Share Certificates

     If your Shares are held of record on your behalf or your broker-dealer’s behalf by a depository or nominee, you will have your Shares acquired through the Primary Subscription or the Over-Subscription Privilege credited to the account of that depository or nominee. If you are the record owner of your shares, stock certificates for all Shares acquired by you through the Primary Subscription or the Over-Subscription Privilege will be mailed to you after your payment for the Shares subscribed for has cleared, which clearance may take up to 15 days from the Confirmation Date.

U.S. Federal Income Tax Consequences

     For U.S. federal income tax purposes, neither the receipt nor the exercise of the Rights by Record Date Shareholders will result in taxable income to holders of Common Stock, and no loss will be realized if the Rights expire without exercise.

Announcement of Results of the Offer

     The final results of the Offer (i.e., the Subscription Price, the number of Shares issued and the aggregate amount of proceeds therefrom) will be made public through the issuance of a press release no later than      days after the distribution of the Shares.

USE OF PROCEEDS

     If all the Rights are exercised in full at the Estimated Subscription Price of $          per Share, the net proceeds to us would be approximately $     , before deduction of expenses incurred in connection with the Offer. We will not sell any Shares in the Offer unless Shares are sold, including Shares sold to the Core Support Group and certain of our directors and officers, for an aggregate purchase price of at least $100 million. We will use the net proceeds of the Offer, and any proceeds received from Core Support Group members other than in the Primary Subscription, to fund our lending activities.

CAPITALIZATION AND INDEBTEDNESS

     The following table shows the short, medium and long-term debt and capitalization of our company at September 30, 2002 and as adjusted to give effect to the Offer and the purchase of shares by Core Support Group Members and our directors and officers.

	As of September 30, 2002

	Actual	As Adjusted(1)

	(in thousands)
Short-Term Debt	$862,251	$
Medium and Long-Term Debt	1,004,505
Floating and Fixed Rate Placements	454,215
Redeemable Preferred Stock $10 par value	12,610
Common Stockholders’ Equity (2)
Common Stock, without par value	133,233
Treasury Stock	(85,634)
Paid in excess of par value of Common Stock	145,515
Capital Reserves	95,210
Retained Earnings	310,065
Earnings for Period	(283,848)
Other Comprehensive Income	(15,139)

Total Common Stockholders’ Equity	299,402

Total Common Stockholders’ Equity and Redeemable Preferred Stock	$312,012

Total Short-Term Debt, Medium and Long-Term Debt (including Floating and Fixed Rate Placements) and Stockholders’ Equity	$2,632,983

(1)	Assumes that $ of Shares has been issued.

(2)	Since an amendment to our Articles of Incorporation was approved by shareholders at a special meeting held on November 18, 2002, our company, once our Articles of Incorporation have been filed with appropriate regulatory authorities in Panama, will be authorized to issue up to 180 million common shares – 40 million Class A Shares, 40 million Class B Shares and 100 million Class E Shares. As of September 30, 2002, our issued and outstanding Common Stock consisted of 4,911,185.16 Class A Shares, 3,746,416.43 Class B Shares and 8,685,287 Class E Shares, each with no par value.

THE OFFER AND LISTING

Markets and Price Range of Common Stock

     On October 1, 1992, we concluded a public offering in the United States of 4,000,000 Class E Shares. On December 22, 1994, we concluded another offering of 3,200,000 Class E Shares. The Class E Shares are listed on the NYSE under the symbol BLX. The Class E Shares held by owners of record are represented by stock certificates while the Class E Shares held by nominees for beneficial owners are held in registered or book-entry form. The following table shows the high and low sales prices of the Class E Shares on the NYSE for the periods indicated.

	Price per Class E Share (in $)

	High	Low

1997	$55.50	$38.00
1998	44.00	12.94
1999	34.13	16.19
2000	34.88	21.25
2001	37.70	25.30

	Price per Class E Share (in $)

	High	Low

2000:
First Quarter	$28.63	$21.81
Second Quarter	28.00	21.25
Third Quarter	28.50	25.50
Fourth Quarter	34.88	24.44
2001:
First Quarter	34.75	30.60
Second Quarter	37.70	30.80
Third Quarter	37.34	27.43
Fourth Quarter	34.60	25.30
2002:
First Quarter	29.70	15.50
Second Quarter	22.25	11.40
Third Quarter	12.50	2.00

	Price per Class E Share (in $)

	High	Low

2002:
June	$19.00	$11.40
July	12.50	2.00
August	6.90	3.55
September	4.10	2.00
October	3.65	2.08
November	3.84	2.70

     The Class A Shares and Class B Shares were sold in private placements, are not listed on any exchange and are not publicly traded. The Class A Shares and Class B Shares are held in bearer form, which means they are represented by physical stock certificates. The Class E Shares, which constitute the only class of shares publicly traded, represented approximately 50% of the total shares of our Common Stock issued and outstanding at September 30, 2002.

Plan of Distribution

     We are issuing Rights to Record Date Shareholders entitling the holders thereof to subscribe for up to an aggregate of 29,411,765 Shares of our Common Stock. We are offering the Shares of Common Stock underlying these Rights. All of the Class A Shares being offered, the Class B Shares being offered to non-U.S. persons and all Shares being offered to Core Support Group members (some of whom are Class A and Class B shareholders) are being offered only outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended, or the Securities Act. The Shares being offered outside the United States pursuant to the Offer have not been registered under the Securities Act for offer or sale as part of their initial distribution. The Class B and Class E Shares being offered outside the United States have been registered under the Securities Act for resale from time to time in the United States in such transactions as require registration under the Securities Act.

     We have retained BNP Paribas Securities Corp. and Deutsche Bank Securities Inc. to act as Soliciting Dealers in connection with the Offer. We will enter into a Soliciting Dealer Agreement with the Soliciting Dealers. In that agreement, we will agree to indemnify the Soliciting Dealers for liabilities under the federal securities and other laws.

     The Soliciting Dealers have provided, and we expect will provide, investment banking, advisory and banking services to us for which they received, and we expect will receive, customary fees.

     At any given time, the Soliciting Dealers may trade the Class E Shares or other securities of ours for their own accounts or for the accounts of their customers, and accordingly, may hold a long or a short position in the Class E Shares or such other securities.

     Neither of the Soliciting Dealers assumes any responsibility for the accuracy or completeness of the information concerning our company or the Offer contained in this Prospectus or any documents incorporated herein by reference or for any failure by us to disclose events that may have occurred and may affect the significance or accuracy of such information.

     We have agreed to pay all expenses incurred in connection with the registration of the securities we are offering.

Expenses of the Issue

     The following table sets forth the estimated expenses in connection with this registration;

SEC Registration Fees		$—
NYSE Listing Fees		—
Printing Registration Statement, Prospectus and Related Documents		—
Accounting Fees and Expenses		—
Legal Fees and Expenses		—
Information Agent Fees and Expenses		—
Subscription Agent Fees and Expenses		—
Soliciting Dealer Fees and Expenses		—
Miscellaneous		—
Total	$

DESCRIPTION OF SECURITIES

     The following summary describes our capital stock and certain provisions of our Articles of Incorporation and By-Laws. This summary does not purport to be complete and is subject to and qualified by reference to our Articles of Incorporation and By-Laws which have been filed as Exhibits to the Registration Statement of which this Prospectus is a part and the Panamanian Companies Law.

Common Stock

     Our Common Stock is divided into three classes, Class A, Class B and Class E, all without par value. Since an amendment to our Articles of Incorporation was approved at a special meeting of shareholders held on November 18, 2002, once filing with appropriate regulatory authorities in Panama has occurred, we will be authorized to issue up to 180 million shares of Common Stock, consisting of 40 million Class A Shares, 40 million Class B Shares and 100 million Class E Shares. Class A Shares may be issued only to central banks of countries in Latin America, banks in which the State is the majority shareholder and other government agencies. Class B Shares may be issued only to banks and financial institutions and Class E Shares may be issued to any natural person or legal entity.

     The shares of each of the three classes of Common Stock are identical in all respects except as to voting rights, ownership rights and preemptive rights. Subject to any preferences granted to holders of our shares of preferred stock, or Preferred Shares, including Preferred Shares of any new series that may be issued by us in the future, holders of shares of Common Stock are entitled to receive any dividends that the Board may in its discretion declare from funds that are legally available for this purpose. In the event of any liquidation, dissolution or winding-up of our company, each outstanding share of Common Stock entitles its holder to participate ratably in the assets remaining after payment of our liabilities and any liquidation preferences of the Preferred Shares.

     Our Common Stock is divided into different classes to correspond to the different types of persons and institutions that own our Common Stock. Each class of Common Stock has specific voting rights related to the election of directors. See “—Voting Rights.” In addition, the Class A shareholders, comprised of central banks and other governmental institutions, have supermajority voting rights with respect to certain significant matters, including any proposed change in the purpose and powers of our company. This means that, with respect to significant matters, three-fourths of the Class A Shareholders must vote in favor of the proposal, in addition to a majority of all common shareholders. See “—Meetings of Stockholders.” In part, these voting rights are intended to preserve the role of the central banks of Latin America in our company and thereby maintain and enhance our role in financing the foreign trade of Latin America.

     The Class E Shares are the only class of shares of Common Stock that are publicly traded. The Class E Shares have no preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund provisions. Each outstanding Class E Share is entitled to one vote at meetings of our stockholders, except with respect to the election of directors. See “—Voting Rights.” The holders of the Class E Shares have the right of voting separately as a class to elect three directors. See “—Voting Rights.”

     Although we have no present plans to issue securities other than in the Offer, we may raise additional capital in the future by offerings of debt or equity securities, depending upon capital or other financial needs, market conditions and other factors at the time.

Voting Rights

     Each of the outstanding Class A, B and E Shares are entitled to one vote at meetings of our common stockholders, except with respect to the election of directors. The Board currently consists of ten members, and there are two vacancies on the Board at the present time. The holders of each class of

Common Stock have cumulative voting rights by class with respect to the election of directors. The holders of the Class A Shares currently have the right to elect three directors, the holders of the Class B Shares have the right to elect two directors and the Class E Shares currently have the right to elect three directors. The holders of all shares of our Common Stock have the right to elect two directors, voting together as a group.

     Whenever the total number of outstanding Class B Shares decreases to between 10 and 20% of the total number of outstanding shares of Common Stock, the holders of Class B Shares will be entitled to elect only one director as opposed to two. In addition, if the percentage of outstanding Class B Shares decreases to less than 10% of the total outstanding shares of Common Stock, the holders of Class B Shares will lose their right to elect any directors. As of September 30, 2002, the Class B Shares represented 22% of our outstanding shares. Vacancies in directorships resulting from a decrease in the percentage of Class B Shares outstanding will be filled by directors elected by the holders of Class E Shares.

     The directors are elected for three-year terms and may be re-elected.

Dividends

     The holders of our shares of Common Stock are entitled to receive dividends when and as declared by the Board. Under Panamanian law, we may only pay dividends out of retained earnings and capital surplus. We may not pay a cash dividend on the shares of Common Stock for any fiscal year until we have paid the minimum preferred dividend corresponding to any outstanding Preferred Shares for that year and for any prior year in which the full amount of the minimum dividend was not paid. See “— Preferred Shares.” In addition, under the terms of our outstanding Preferred Shares, if the cash dividend paid to the holders of shares of Common Stock is greater than 8% of their deemed par value, the holders of these Preferred Shares receive a dividend equivalent to the same percentage.

Preemptive Rights

     Each holder of the Class A and B Shares has a preemptive right to subscribe, in proportion to the number of shares of the class owned by that holder, for additional shares of the same class issued by us, but only to the extent that the number of shares of that class issued in any calendar year exceeds 3% of the issued and outstanding shares of the respective class as of January 1 of the applicable year. Holders of Class E Shares have no preemptive rights, although our Board is including the Class E shareholders in the Offer in order to insure that they are treated fairly.

Transfer and Transfer Agent

     The Class A Shares may be transferred freely among the designated institutions in Latin America eligible to own Class A Shares. The Class B Shares may be transferred freely among commercial banks, financial institutions and other entities eligible to own Class B Shares. The Class E Shares are freely transferable, without any restrictions.

     The transfer agent and registrar for our Common Stock is The Bank of New York.

Meetings of Stockholders

     Shareholders’ meetings may be ordinary or extraordinary meetings. We are required to hold an annual general meeting of stockholders to (i) elect members of the Board, and (ii) transact any other business duly submitted for consideration at the meeting by the Board. The Board may call an extraordinary meeting when it believes it is necessary or when requested in writing by one or more holders of shares of Common Stock representing at least five percent of our issued and outstanding shares of Common Stock.

     Notice for any shareholders’ meeting, whether ordinary or extraordinary, must be given to each registered stockholder with a right to vote at least thirty days before the date of the meeting. The notice must include the agenda for the meeting. At any shareholders’ meeting, shareholders may be represented by proxy. The designated proxy holder need not be a stockholder of our company and may be appointed by private or public document, with or without power of substitution.

     The quorum for shareholders’ meetings consists of a majority of the holders of all of the issued and outstanding shares of our Common Stock taken as a whole. In order to be adopted resolutions must receive the affirmative vote of a majority of the shareholders present at the meeting. Whenever the necessary quorum for a shareholders’ meeting is not obtained, a shareholders’ meeting will be held on the alternative meeting date specified in the notice for the shareholders’ meeting. At this alternative meeting, a quorum is constituted by the shareholders present.

     In addition to a majority vote of the holders of Common Stock present, a vote of three-fourths of the holders of all issued and outstanding Class A Shares is required for the following actions:

•	dissolution of our company,

•	the amendment of certain articles contained in our Articles of Incorporation, including articles describing our purpose and powers, our authorized capital, quorum and voting requirements at our shareholders’ meetings, composition of the Board and our fundamental financial policies, and

•	any merger or consolidation of our company.

     The Board nominates candidates to fill vacancies in the directorships that represent the Class E Shares and the holders of all classes of our Common Stock. Holders of the Class A Shares and the Class B Shares nominate candidates for the directorships that represent the Class A Shares and the Class B Shares, respectively.

Preferred Shares

     We are authorized to issue up to 5 million Preferred Shares with a par value of $10.00 per share. Preferred Shares may be issued from time to time at the discretion of the Board, in such amounts, for such consideration and in such manner as the Board may determine. In addition, the Board is authorized to determine any additional designations, preferences, privileges, restrictions or other characteristics (including provisions regarding redemption by a sinking fund or otherwise) upon issuance of Preferred Shares. The Board has the right to issue Preferred Shares in bearer or registered form.

     On April 30, 1986, the Board declared a dividend on the 61,333.99 then-outstanding shares of our Common Stock equal to nine Preferred Shares for each share of Common Stock. As a result of this dividend, a total of 552,078 Preferred Shares were issued. Additional Preferred Shares were issued in the form of stock dividends on the shares of Common Stock on April 28, 1987, April 29, 1988, April 18, 1989, April 25, 1990 and April 15, 1992. At September 30, 2002, there were 1,261,000 outstanding Preferred Shares. The terms of all outstanding Preferred Shares are identical.

     Outstanding Preferred Shares receive an annual minimum dividend of 8% of their par value. Under Panamanian law, we may only pay dividends out of current and retained earnings and capital surplus. We may not pay a cash dividend on the shares of Common Stock for any fiscal year until we have paid the minimum dividend on any Preferred Shares for that year and for any prior year in which the full amount of the minimum dividend was not paid. In addition, under the terms of our outstanding Preferred Shares, if the cash dividend paid to the holders of shares of Common Stock is greater than 8% of their deemed par value, the holders of the Preferred Shares receive a dividend equivalent to the same percentage. In August 1992, our stockholders voted to amend our Articles of Incorporation to effect a 150-to-1 stock split of all outstanding shares of Common Stock and to change the par value of each outstanding share from $1,000 per share ($6.67 after the stock split) to no par value. In connection with that change, the Board adopted resolutions governing the outstanding Preferred Shares to deem the par value of each outstanding share of Common Stock to be $6.67 for purposes of determining whether holders of outstanding Preferred Shares are entitled to additional dividends.

     In the event we fail to pay the aggregate total amount of the minimum dividend corresponding to Preferred Shares in a given fiscal year and during the subsequent two years, or if we, on the due date for payment of dividends on Preferred Shares, fail to make any payment to the sinking fund or fail to redeem the Preferred Shares, and provided always that at the time of the occurrence of any of the above the Preferred Shares represent at least ten percent (10%) of the total paid-in capital of our company, the holders of the Preferred Shares will be entitled to elect a member of the Board. This Board member will continue in office until the circumstances that caused the appointment of this Board member are remedied.

     We are required to make sinking fund payments for the benefit of the holders of our outstanding Preferred Shares by May 15 in each of the years 2002 through 2006, each payment to be in an amount equal to 20% of the aggregate par value of the Preferred Shares outstanding as of April 30, 2002. The sinking fund payments will be used to redeem the Preferred Shares at their par value ($10.00 per share) on May 15 in each of the years 2002 through 2006. The first of these sinking fund payments was made on May 15, 2002.

     Although we have no present plans to issue any additional Preferred Shares, the Board could issue additional Preferred Shares having designations, preferences, privileges or other characteristics which could adversely affect the holders of shares of our Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

     [TO COME]

ADDITIONAL INFORMATION

Share Capital

     At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which, when filed with the appropriate regulatory authorities in Panama, will increase the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A Shares, 40 million Class B Shares and 100 million Class E Shares. In addition, we are authorized to issue up to 5 million Preferred Shares with a par value of $10.00 per share. Information with respect to the number of shares of Common Stock outstanding at the beginning and at the end of the last three fiscal years is presented in the Consolidated Statements of Changes in Common Stockholders’ Equity for the years ended December 31, 2001, 2000 and 1999 included in our Annual Report on Form 20-F as incorporated by reference into this Prospectus.

     At September 30, 2002, there were 17,342,888.59 shares of our Common Stock outstanding, all of which were fully paid.

     Since 1995, we have from time to time granted options to eligible executive officers and employees under two stock option plans, the 1995 Stock Option Plan and the 1999 Stock Option Plan. The following table shows information regarding the stock options granted under these two plans since their inception. Each exercise price listed below is equal to the fair market value of the Class E shares on the dates on which the options related thereto were granted under the plans.

Date of Grant	Number of shares	Exercise Price

October 13, 1995	90,000	$41.56
January 31, 1997	70,000	51.19
February 6, 1998	70,000	42.56
February 4, 1999	70,000	23.03
February 4, 2000	70,000	23.16
February 6, 2001	70,000	32.88

     As of September 30, 2002, 62,766 Class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

     In addition, we have two employee stock programs through which a broader group of our employees can acquire stock. As of the date of this Prospectus, an aggregate number of 9,141 deferred equity units, representing the right to acquire the same number of Class E shares or the economic equivalent thereof, have been granted to eligible employees under these two stock programs. As of the date of this Prospectus, no deferred equity units granted under these programs have vested.

     At September 30, 2002, there were 1,261,000 Preferred Shares outstanding.

Memorandum And Articles Of Association

     We recently received the approval of our common shareholders to amend our Articles of Incorporation to increase our company’s authorized share capital so that we could sell the Shares in the Offer and to Core Support Group members. At a special meeting held on November 18, 2002, our shareholders approved an amendment to our Articles of Incorporation which, when filed with the appropriate regulatory authorities in Panama, will increase the number of shares of Common Stock our company is authorized to issue from 70 million to 180 million, consisting of 40 million Class A Shares, 40 million Class B Shares and 100 million Class E Shares. We expect filing with the Panamanian regulatory authorities to be completed shortly.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement with the Securities and Exchange Commission, or the SEC, on Form F-2 under the U.S. Securities Act of 1933, as amended, relating to the securities offered by this Prospectus. This Prospectus, which is a part of that registration statement, does not contain all of the information contained in the registration statement. For more information about our company and the securities offered by this Prospectus, you should refer to the registration statement and to the exhibits filed with it. Statements contained or incorporated by reference in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and, where the contract or other document is an exhibit to the registration statement or incorporated or deemed to be incorporated by reference, each of these statements is qualified in all respects by the provisions of the actual contract or other document.

     You may review a copy of the registration statement without charge, and copies of all or any portion of the registration statement can be obtained at the public reference facilities of the SEC, 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. We recently began filing reports with the SEC electronically. The reports that we have filed with the SEC electronically are available to you over the Internet at the SEC website at http://www.sec.gov.

     We are currently subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to a foreign private issuer, and accordingly file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. These reports and other information filed can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. These reports and other information may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders will be exempt from the reporting and “shortswing” profit recovery provisions of the Exchange Act. The rules of the New York Stock Exchange may require us to solicit proxies from our shareholders under some circumstances.

     The Class E Shares are listed on the New York Stock Exchange under the symbol “BLX.” Additional information concerning us and our securities may be available through the New York Stock Exchange.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to “incorporate by reference” information into this Prospectus. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus, and certain later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2001, filed with the SEC on July 1, 2002,

•	our reports on Form 6-K, filed with the SEC on July 31, 2002 and October 16, 2002, which contain our interim financial information, and

•	any future information contained in filings on Form 6-K made with the SEC under the Exchange Act after the date of this Prospectus and prior to the termination of the Offer, that is identified in such forms as being incorporated into this Prospectus.

     We also are delivering copies of our annual report on Form 20-F for the fiscal year ended December 31, 2001 and our reports on Form 6-K filed on July 31, 2002 and October 16, 2002 to you along with this Prospectus.

     We will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this Prospectus but not delivered with this Prospectus. You should direct your request for these filings to Carlos Yap, Senior Vice President–Finance and Performance Management, BLADEX, as follows: (i) if by regular mail, to Apartado 6-1497, El Dorado, Panama City, Republic of Panama, and (ii) if by courier service, to Calle 50 y Aquilino de la Guardia, Panama City, Republic of Panama. Telephone requests may be directed to Mr. Yap at 011-507-210-8581. Written requests may also be faxed to Mr. Yap at 011-507-269-6333 or sent via e-mail to cyap@blx.com. You may also obtain these filings electronically at the SEC’s worldwide website at http://www.sec.gov/edgarhp/htm.

FORWARD LOOKING STATEMENTS

     Any statements in this Prospectus which discuss our expectations, intentions and strategies for the future are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements may be identified by words or phrases such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “projected” or similar expressions. These statements are based on information available to us on the date of this Prospectus and we assume no obligation to update them. The forward-looking statements in this Prospectus refer to the adequacy of our allowance for credit losses to address the likely impact of the Argentine crisis on our loan portfolio, the necessity of making additional provisions for credit losses during the rest of the current year, our ability to achieve estimated levels of profitability and to achieve future growth, our ability to execute a planned recapitalization, and our expectations about maintaining our investment-grade credit ratings. These forward-looking statements reflect our current views about future events and are not a guarantee of future performance. Several factors could cause future results to differ materially from those expressed in any forward-looking statements in this Prospectus. Among the factors that can cause actual performance and results to differ materially are as follows:

•	a decline in the willingness of international lenders and depositors to provide funding to us, causing a further contraction of our credit portfolio;

•	adverse economic or political developments in the Latin American region, particularly in Argentina or Brazil, which could increase the level of impaired loans in our loan portfolio and, if sufficiently severe, result in our allowance for probable credit losses being insufficient to cover losses in the portfolio;

•	an unwillingness on the part of our existing shareholders or other investors to invest additional equity capital in our company;

•	unanticipated developments with respect to international banking transactions (including among other things, interest rate spreads and competitive conditions);

•	a change in our credit ratings;

•	events in Argentina, Brazil or other countries in the Latin American region unfolding in a manner that is detrimental to our company or which result in adequate liquidity being unavailable to us, and

•	our operations being less profitable than anticipated.

     Assumptions relating to these factors involve judgments about such things as future economic, political, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the assumptions underlying the forward-looking statements in this Prospectus are reasonable, any of the assumptions could prove inaccurate. Therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. We intend that the forward-looking statements contained in this Prospectus be subject to the safe harbors created by Section 27A of the Securities Act and Section 21E of the Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES

     We are a corporation with limited liability (sociedad anónima) organized under the laws of Panama. Most of our directors and officers and certain advisors named in this Prospectus reside outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or enforce against them or us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

     Arias, Fábrega y Fábrega, our Panamanian legal counsel, has advised us that there is doubt as to the enforceability, in original actions in Panamanian courts, of liabilities predicated solely on the United States federal securities laws. Arias, Fábrega y Fábrega also advised us that there is doubt as to the enforceability, in Panamanian courts, of judgments of United States courts obtained in actions predicated upon the civil liability provisions of the United States federal securities laws.

LEGAL MATTERS

     The validity of the Shares offered by this Prospectus will be passed upon by Arias, Fábrega y Fábrega, our Panamanian counsel. Certain legal matters governed by U.S. law will be passed upon by Clifford Chance US LLP, our U.S. counsel, and by Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to the Soliciting Dealers.

EXPERTS

     Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference in this Prospectus in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing. This report of KPMG Peat Marwick (also incorporated by reference in this Prospectus) contains explanatory paragraphs relating to our significant credit exposure with Argentine debtors and to a change in the method of accounting for derivative instruments and hedging activities.

PART II

Item 8. Indemnification of Directors and Officers.

     The Board and stockholders have adopted resolutions requiring us to indemnify any officer or director of our company against expenses and liabilities incurred by such director or officer in connection with any action, suit or proceeding brought by reason of his or her capacity as such, if such director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal action or proceeding, if such director or officer had no reason to believe his or her conduct was unlawful. Our company has obtained liability insurance on behalf of its directors and officers against any liability asserted against them in their capacity as such, whether or not the company would have power to indemnify them against such liability.

Item 9. Exhibits.

     The following documents are filed with or incorporated by reference in this Registration Statement.

1.1	Soliciting Dealer Agreement*

3.1	Articles of Incorporation**

3.2	By-Laws*

4.1	Specimen Stock Certificate representing the Class E Shares, incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-50240)

5.1	Opinion of Arias, Fábrega y Fábrega*

23.1	Consent of KPMG Peat Marwick (accountants)*

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.

**	Filed as Exhibit 1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, as amended.

Item 10. Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; or (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that (i) and (ii) do not apply if the information required to be included in a post-effective amendment by (i) and (ii) is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b)  The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c)  Insofar as indemnification for liabilities under the Securities Act may be permitted for Directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of the expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d)  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the Prospectus, to each person to which the Prospectus is sent or given: the Registrant’s latest filing on Form 20-F, and any filing on Form 6-K incorporated by reference into the Prospectus.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama on this 17th day of December, 2002.

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ José Castañeda

José Castañeda
Chief Executive Officer

POWER OF ATTORNEY

     KNOW BY ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints José Castañeda his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement to which this power of attorney is attached, and to file all such amendments and all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	(Title)	(Date)

Guillermo Guémez García	Director	December , 2002

/s/ Rubens V. Amaral Jr.
	Director	December 17, 2002
Rubens V. Amaral Jr.

/s/ Sebatiao Toledo Cunha
	Director	December 17, 2002
Sebatiao Toledo Cunha

/s/ Ernesto A. Bruggia
	Director	December 17, 2002
Ernesto A. Bruggia

/s/ Mario Covo
	Director	December 17, 2002
Mario Covo

/s/ Will C. Wood
	Director	December 17, 2002
Will C. Wood

/s/ Gonzalo Menéndez Duque
	Director	December 17, 2002
Gonzalo Menéndez Duque

/s/ José Castañeda José Castañeda	Director Chief Executive Officer (CEO) (Principal Executive Officer)	December 17, 2002

(Signature)	(Title)	(Date)

/s/ Jaime Rivera Jaime Rivera	Senior Vice President - Chief Operating Officer (COO)	December 17, 2002

/s/ Christopher Hesketh Christopher Hesketh	Senior Vice President - Treasury	December 17, 2002

/s/ Carlos Yap Carlos Yap	Senior Vice President – Finance and Performance Management	December 17, 2002

/s/ Miguel Moreno Miguel Moreno	Senior Vice President - Comptroller	December 17, 2002

/s/ Pedro Toll Pedro Toll	Authorized U.S. Representative	December 17, 2002

EXHIBIT INDEX

Exhibit

1.1	Soliciting Dealer Agreement*

3.1	Articles of Incorporation**

3.2	By-Laws*

4.1	Specimen Stock Certificate representing the Class E Shares, incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (Registration No. 33-50240)

5.1	Opinion of Arias, Fábrega y Fábrega*

23.1	Consent of KPMG Peat Marwick (accountants)*

23.2	Consent of Arias, Fábrega y Fábrega (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature pages to this Registration Statement)

*	To be filed by amendment.

**	Filed as Exhibit 1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1999, as amended.